Exhibit (d.6)

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 24th day of June, 2004 between Robert W. Baird & Co. Incorporated (the “Advisor”) and Baird Funds, Inc. (the “Corporation”) on behalf of the Baird SmallCap Fund (the “Fund”), a series of the Corporation.

WHEREAS, the Advisor desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Fund and the Advisor dated as of June 24, 2004 and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and extraordinary expenses (on an annual basis), do not exceed 1.20% of the Investor Class’s average daily net assets and 0.95% of the Institutional Class’s average daily net assets.

The Advisor shall be entitled to recoup such amounts for a period of up to three (3) years from the date the Advisor reduced its compensation and/or assumed expenses for the Fund, provided that the expense ratios in those future years are less than the limits specified herein and less than the limits in effect in those future years.

This Agreement shall continue in effect until December 31, 2005, with successive renewal terms of one year, each measured from the date of renewal, unless either party shall notify the other party of its desire to terminate this Agreement prior to such renewal.

ROBERT W. BAIRD & CO. INCORPORATED

/s/ Glen F. Hackmann

By:  Glen F. Hackmann

Its:  Secretary

BAIRD FUNDS, INC. (on behalf of Baird

SmallCap Fund, a series of Baird Funds, Inc.)

/s/ Brett R. Meili

By:  Brett R. Meili

Its:  Secretary